Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

SPEEDWAY MOTORSPORTS, INC.

ACTUAL AND PRO FORMA RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31:							Three Months Ended March 31,
Actual Ratios of Earnings to Fixed Charges	2014	2013		2012	2011		2010	2015
	(in thousands)
Income (loss) from continuing operations before income taxes	$41,226	$(48,563	)(3)	$63,685	$17,920		$71,085	$(6,718	)(6)
Equity investee losses (earnings)	—	—		—	—		—	—
	41,226	(48,563)		63,685	17,920		71,085	(6,718)
Fixed charges, excluding capitalized amounts:
Interest expense, including amortization of financing costs	21,771	32,240		41,581	42,414		52,513	6,304

Earnings as defined	62,997	(16,323)		105,266	60,334		123,598	(414)

Fixed charges:
Interest expense, including amortization of financing costs	21,771	32,240		41,581	42,414		52,513	6,304
Capitalized interest	321	168		574	2,286		710	61

Fixed charges	$22,092	$32,408		$42,155	$44,700		$53,223	$6,395

Ratio of Earnings to Fixed Charges	2.9x	N/A	(1)	2.5x	1.3x	(4)	2.3x	N/A	(5)

Pro Forma Ratios of Earnings to Fixed Charges (2)	Year Ended December 31, 2014	Three Months Ended March 31, 2015
	(in thousands)
Pro forma income from continuing operations before income taxes	$45,975	$4,130	(7)
Equity investee losses (earnings)	—	—
	45,975	4,130
Pro forma fixed charges, excluding capitalized amounts:
Interest expense, including amortization of financing costs	17,022	3,828
Pro forma earnings as defined	62,997	7,958

Pro forma fixed charges:
Interest expense, including amortization of financing costs	17,022	3,828
Capitalized interest	321	61

Pro forma interest expense, including amortization of financing costs	$17,343	$3,889

Pro forma Ratio of Earnings to Fixed Charges	3.6x	2.0x

(1)	For the year ended December 31, 2013, fixed charges exceeded earnings by approximately $48.7 million, resulting in a ratio of less than one.

(2)	Using an effective interest rate for the Private Notes of 2.1% for the year ending December 31, 2014 and 1.9% for the period ending March 31, 2015.

(3)	Includes pre-tax charges of $89.0 million related to impairment of goodwill and $18.5 million related to the loss on early debt redemption and refinancing.

(4)	Includes pre-tax charges of $48.6 million related to impairment of goodwill and $7.5 million related to the loss on early debt redemption and refinancing.

(5)	For the three months ended March 31, 2015, fixed charges exceeded earnings by approximately $6.8 million, resulting in a ratio of less than one.

(6)	Includes pre-tax charges of $8.4 million related to the loss on early debt redemption and refinancing and $1.7 million related to interim interest expense resulting from the Private Notes being issued in January 2015 before the redemption of the 2019 Senior Notes in March 2015 because of a favorable interest rate environment and required notice of redemption to 2019 Senior Note holders by the Company.

(7)	Adjusted for pre-tax charge of $8.4 million related to the loss on early debt redemption and refinancing.